
June 4, 2020

Dean Huge
Chief Financial Officer
Canfield Medical Supply, Inc.
1314 E. Las Olas Boulevard, Suite 221
Fort Lauderdale, FL 33301

> **Re: Canfield Medical Supply, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed May 28, 2020**
> **File No. 000-55114**

Dear Mr. Huge:

We have limited our review of your filing to the issue addressed in our comment.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Preliminary Information Statement on Schedule 14C filed May 28, 2020

General

1. We note that in connection with entering into your plan of merger with Splash Beverage, you also agreed to transfer to Mr. Michael West your existing home health services business. Please tell us whether that transaction has occurred. If so, please also provide us your analysis of whether you were required to obtain shareholder approval for it and file a proxy or information statement.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Geoff Kruczek at (202) 551-3641 or Jay Ingram, Legal Branch Chief, at (202) 551-3397 with any questions.

                                         Sincerely,

                                         Division of Corporation Finance
                                         Office of Manufacturing

cc: Darrin Ocasio